Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31,
	2010	2009	2008
Basic Earnings Per Share
Net Income (Loss) Available to Common Stockholders	$30,111	$21,458	$(26,227)
Weighted-Average Shares of Common Stock	197,366,978	153,630,446	152,632,586
Basic Earnings Per Share	$0.15	$0.14	$(0.17)

Diluted Earnings Per Share
Net Income (Loss) Available to Common Stockholders	$30,111	$21,458	$(26,227)
Weighted-Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	197,366,978	153,630,446	152,632,586
Incremental Shares Under Stock Compensation Plans and Issuable Upon Conversion of Convertible Notes(1)	1,441,933	1,755,817	—
Convertible Senior Notes	6,475,088	—	—
Total	205,283,999	155,386,263	152,632,586

Diluted Earnings Per Share	$0.15	$0.14	$(0.17)

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method, as applicable.